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                             November 19, 2020

       Carl L. G. Hansen, Ph.D.
       Chief Executive Officer
       AbCellera Biologics Inc.
       2215 Yukon Street
       Vancouver, BC V5Y 0A1

                                                        Re: AbCellera Biologics
Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
6, 2020
                                                            CIK No. 0001703057

       Dear Dr. Hansen:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. Please revise to disclose here, as you do in the Business section, that Lilly recently terminated its Phase 3
ACTIV-3 clinical trial evaluating the efficacy of LY-CoV555 in hospitalized COVID-19
patients and the reason why the trial was terminated. Please also revise your disclosure
here and in the Business section regarding the BLAZE-1 study to specify how many
patients were tested in the "limited population." Please also revise the disclosure on page 20
to explain what you mean by an "updated dataset" and how, if at all, that contributed
to the termination of the Phase 3 ACTIV-3 clinical trial.
 Carl L. G. Hansen, Ph.D.
AbCellera Biologics Inc.
November 19, 2020
Page 2
Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Statement
Note 4. Preliminary Estimated Purchase Price, page 80

2. We note that you recorded $21.8 million for the estimated fair value of earn-out payments related to a specific customer license ending on April 9, 2024. Please revise to disclose how you determined the fair value of these earn-out payments and the underlying significant assumptions.
Note 5. Preliminary Fair Value Estimate of Purchase Price Allocation to Assets Acquired and
Liabilities, page 81

3. Please revise to disclose how you determined the estimated fair values and related useful lives of the intangible assets acquired including the underlying significant assumptions.
Note 9 Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Income
(Loss) for the Year Ended December 31, 2019, page 82

4. We note that adjustment [9C] is to move the expenses related to the transaction into the year ended December 31, 2019 and reflect the additional transaction expenses expected to be incurred to complete the transaction. Please clarify how this adjustment meets the expected to have a continuing impact criteria outlined within Rule 11-02(b)(6) of
         Regulation S-X.
Business
Our Partnership Deals, page 122

5. We note your revision in response to prior comment 11. Please state the aggregate milestone payment, rather than a range. We further note your disclosure that for COVID-
         19 targets you are eligible to receive royalties in the low double digits based on sales. Please revise your disclosure to narrow the royalty range to no more than ten percentage points.
Patent Portfolio
UBC License, page 142

6. We note your revisions in response to prior comment 12 regarding the UBC license as well as the UNC and Stanford licenses. Please revise to state, for each license, when the last-to-expire patent is scheduled to expire.
Trianni,
FirstNamepage 144
           LastNameCarl    L. G. Hansen, Ph.D.
Comapany
7.         NameAbCellera
       Please                Biologics
              revise to disclose        Inc.
                                 the type of patent protection you have
(composition of matter,
       use or
November   19,process),
               2020 Pagethe2expiration dates and the applicable jurisdictions. FirstName LastName
 Carl L. G. Hansen, Ph.D.
FirstName  LastNameCarl
AbCellera Biologics Inc. L. G. Hansen, Ph.D.
Comapany 19,
November   NameAbCellera
               2020        Biologics Inc.
November
Page 3     19, 2020 Page 3
FirstName LastName
Commercial, page 145

8. We note your response to our prior comment 14. Please tell us why you believe that the loss of a customer who accounted for 21% of revenue during the nine months ended
         September 30, 2020 would not have a material adverse effect on you and your subsidiaries taken as a whole.
Index to Consolidated Financial Statements
Condensed Consolidated Financial Statements (Unaudited)
Notes to Condensed Consolidated Financial Statements, page F-33

9. We note your response to comment 20. Please revise the notes to your condensed consolidated financial statements to disclose you acquired these assets during the nine months ended September 30, 2020 and to provide disclosures similar to the information provided within your response.
       You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker at (202) 551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or Mary Beth Breslin at (202) 551-3625 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:      James Xu, Esq.